Exhibit (d)(4)

October 5, 2020

Inspire Brands, Inc.

Three Glenlake Parkway NE

Atlanta, GA 30328

Ladies and Gentlemen:

In connection with Inspire Brands, Inc.’s (“you” or “your”) consideration of a possible negotiated transaction with Dunkin’ Brands Group, Inc. (together with its affiliates and subsidiaries, the “Company”) (such possible transaction between the Company and you or your controlled affiliates being referred to herein as the “Transaction”), you have requested non-public, confidential or proprietary information about the Company including, without limitation, information in any form or medium regarding the Company’s current and prospective business, plans, forecasts, assets, liabilities, conditions, affairs, results, finances, strategies, products, services, technology, software, trade secrets, business processes, know-how, data, employees, franchisees, agents, customers, licensors and vendors, (all such furnished information and all analyses, compilations, data, studies, summaries, notes, interpretations, memoranda or other documents (in any form or medium) prepared by or for you or your Representatives (defined herein) containing or based in whole or in part on or reflecting any such furnished information, collectively, the “Confidential Information”). You acknowledge and agree that none of the Company or its representatives, officers, directors, managers, employees, affiliates, members, equity holders, agents, or controlling persons, is under any obligation to (a) make any particular information available to you, or to supplement or update any Confidential Information previously furnished or (b) exchange any information that the Company determines in its sole discretion not to disclose due to commercial, competitive, legal or other factors. If deemed appropriate by the Company for the review of any competitively sensitive information, the parties will endeavor to establish mutually acceptable and appropriate procedures for the review of such competitively sensitive information which procedures may limit access to such information to a limited number of specific individuals, and such information shall not be disclosed to any of your other Representatives. In consideration of Confidential Information being furnished to you by or on behalf of the Company, you hereby agree as follows:

1. The Confidential Information will be used by you and your affiliates, directors, officers, managers, members, employees, Barclays Capital Inc. (“Barclays”), agents and advisors (all of the foregoing who receive Confidential Information hereunder, collectively, “Representatives”) solely for the purpose of evaluating the Transaction. Unless and until the Transaction has been consummated pursuant to a definitive agreement (not including any executed letter of intent, any other preliminary written agreement or any written or oral acceptance of an offer or bid which you submit) (the “Transaction Agreement”), no portion of the Confidential Information will be disclosed by you to any other person or entity, including, without limitation, the media (whether electronic, print, broadcast or other) or any corporation, company, partnership, limited liability company, joint venture or individual (each, a “Person”), except to your Representatives who need to know such information solely for the purpose of evaluating the Transaction. Prior to any disclosure of Confidential Information by you to any such Representatives, you will inform them of the confidential nature of the Confidential Information and provide them a copy of, and obtain their agreement to be bound by the applicable terms, of this agreement

(the “Agreement”) to the same extent that you are bound. You will use reasonable precautions, in any event no less rigorous than the precautions you take to protect your own confidential information, to safeguard the Confidential Information, and you will take reasonable measures to restrict access to the Confidential Information and prevent prohibited or unauthorized disclosure or use of the Confidential Information by your Representatives. You agree to be responsible for any breach of the terms of this Agreement by your Representatives. You hereby acknowledge and agree that all Confidential Information shall be and remain the exclusive property of the Company (or, as applicable, third Persons conducting business with the Company). You agree not to reproduce or copy by any means any Confidential Information without the Company’s prior written consent, except as reasonably required for distribution to your Representatives for purposes of evaluating the Transaction. You represent and warrant that in considering the Transaction and reviewing the Confidential Information, you are acting solely on your own behalf and not as part of a group with any unaffiliated parties, other than Roark Capital’s (as defined below) limited partners who have committed funds to this Transaction prior to the date hereof. For the avoidance of doubt, your Representatives shall not, without the prior written consent of the Company, include any Person that is a franchisee, supplier or competitor (other than you or Roark Capital) of the Company, or any Person that serves as a director, officer, manager, member, agent or employee of any of the foregoing.

2. You further agree that neither you nor any of your Representatives acting on your behalf will, without the prior written consent of the Company, directly or indirectly, communicate regarding the Transaction with any of your or Roark Capital’s portfolio companies or brands (other than, for the avoidance of doubt, your senior management team), potential co-investors or other sources of equity or debt financing other than Barclays and Roark Capital’s limited partners who have committed funds to this Transaction prior to the date hereof, nor disclose Confidential Information to any such Person. You hereby acknowledge and agree that the Company may grant or withhold its consent to any such communications with portfolio companies, brands, potential co-investors or other sources of equity or debt financing for any reason (or for no reason) and the Company may condition any such consent on such Persons’ prior entry into a written confidentiality agreement in form and substance satisfactory to the Company. Without the prior written consent of the Company, you agree that you will not, and will cause your Representatives acting on your behalf not to, enter into any agreement, arrangement or other understanding, whether written or oral, which would reasonably be expected to limit, restrict, restrain or otherwise impair in any manner, directly or indirectly, the ability of any debt or equity financing source or other Person from providing financing or other assistance to any other Person (including the Company) with respect to the Transaction or any potential alternative thereto.

3. If you or any of your Representatives becomes legally required (by deposition, notice, discovery request, subpoena, civil investigative demand or similar process, each a “Request”) to disclose any Confidential Information or any information covered in Section 6, you shall, promptly after receipt of such Request, provide written notice and a copy thereof to the Company, and you shall use reasonable efforts to provide the Company an opportunity to seek a protective order or other appropriate remedy (and you agree to cooperate with the Company in connection with seeking such order or other remedy). If such protective order or other remedy is not obtained, you agree to furnish, and permit your Representatives to furnish, only that portion of the Confidential Information which you determine, after consultation with counsel, is legally required and to exercise reasonable best efforts to obtain assurance that confidential treatment will be accorded such Confidential Information.

4. The term “Confidential Information” does not include any information that at the time of disclosure to you or thereafter (a) is generally known by the public (other than as a result of its disclosure directly or indirectly by you or your Representatives) or (b) is available to you on a non-confidential basis from a source other than the Company or its advisors, provided that such source is not and was not bound by a confidentiality agreement or other legal duty of confidentiality regarding the Company or the Confidential Information.

5. Upon written request by the Company, you will promptly destroy or return to the Company all copies (in any form or medium) of the Confidential Information in your possession or control or in the possession or control of your Representatives. Notwithstanding the foregoing, you and your Representatives (i) may retain copies of that portion of the Confidential Information that is required to be retained by applicable law or in accordance with your and your Representatives’ bona fide internal document retention policies that have been implemented in order to comply with applicable law, regulation, professional standards or your and their reasonable existing business practice, and (ii) shall not be obligated to destroy electronically stored copies of the Confidential Information to the extent such destruction is not reasonably practicable; provided that in all cases involving such retention or non-destruction of Confidential Information you shall maintain the confidentiality of such Confidential Information and you and your Representatives shall not disclose or use such Confidential Information (other than to the extent explicitly permitted under this Agreement) for as long as you or your Representatives retain any such Confidential Information.

6. Without the prior written consent of the Company, you will not, and will direct your Representatives not to, disclose to any Person (a) the existence of any communications concerning the Transaction, or the existence of this Agreement or its provisions, (b) that you have requested or received Confidential Information from the Company or its advisors, or (c) the possible occurrence of the Transaction or any of the terms, conditions or other facts about the Transaction, including the current status.

7. Until the earlier of: (a) the consummation of the Transaction pursuant to a Transaction Agreement or (b) two years from the date of this Agreement, you agree that: (x) except with the express written consent of David Mann, Chief Legal Officer of the Company, neither you nor Roark Capital Management, LLC or any of its affiliated investment funds, portfolio companies or brands (collectively, “Roark Capital”) who receive Confidential Information hereunder (such Roark Capital entities or brands who receive Confidential Information hereunder, collectively, “Roark Capital Participants”) will, and neither you nor any such Roark Capital Participants will knowingly encourage or participate with any other Person to, directly or indirectly, initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director, employee, franchisee (or officer or employee of a franchisee) or supplier of the Company regarding the Confidential Information or the Transaction; and (y) except with the express written consent of the Company, neither you nor any Roark Capital Participant will, and neither you nor any Roark Capital Participant will knowingly encourage or participate with any other Person to, directly or indirectly solicit for employment or offer to hire or hire any officer, director, franchisee (or officer of a franchisee) or employee of the Company at the VP-level or higher (excluding store-level employees). Neither you nor any Roark Capital Participant shall be in breach of this Agreement if any of the foregoing respond to a general solicitation not targeted specifically at the Company, as long as neither you nor any Roark Capital Participant hire such person. Unless otherwise agreed to in writing by the Company, all communications regarding the Transaction, requests for additional information, requests for facility tours or management meetings and discussions or questions regarding procedures, will be submitted or directed to Roger Matthews (roger.matthews@bofa.com) and Richard Peacock (richard.peacock@bofa.com). For the avoidance of doubt, nothing in this Agreement (other than Section 9 below) shall be binding upon or restrict the activities of any affiliates of Roark Capital Management LLC (including its current and future portfolio companies and limited partners) who do not receive Confidential Information hereunder, and those affiliates will not be deemed to have received Confidential Information hereunder solely due to the dual role of any of Roark Capital’s partners, managers, directors, officers or employees so long as such persons do not provide any Confidential Information to those affiliates.

8. You hereby acknowledge and agree that you are aware, and that you will advise each of your Representatives to whom Confidential Information is provided, that the U.S. securities laws prohibit any Person who has material non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of the Company, or from communicating such material non-public information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.

9. You represent and warrant to the Company that, as of the date hereof, you do not beneficially own any securities of the Company. Roark Capital Management, LLC represents and warrants to the Company that, as of the date hereof, Roark Capital does not beneficially own any securities of the Company. Each of you and Roark Capital Management, LLC agree that, for a period of two (2) years following the date hereof (the “Standstill Period”), neither you nor your Representatives (acting on your behalf or at your direction) nor Roark Capital will, directly or indirectly, without the prior written consent of the board of directors of the Company, (i) acquire, agree to acquire, propose, seek or offer to acquire, or facilitate the acquisition or ownership of, any securities or assets of the Company, any warrant or option to purchase such securities or assets, any security convertible into any such securities, or any other right to acquire such securities or assets (other than purchases of products or services in the ordinary course of business), (ii) enter, agree to enter, propose, seek or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company, (iii) make, or in any way participate or engage in, any solicitation of proxies to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of the Company, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with respect to any voting securities of the Company, (v) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the board of directors or shareholders of the Company, (vi) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company, (vii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, any of the foregoing, or (viii) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other Persons in connection with any of the foregoing. Each of you and Roark Capital Management, LLC further agree that during the Standstill Period neither you nor your Representatives nor Roark Capital will, directly or indirectly, without the prior written consent of the board of directors of the Company, (x) make any request directly or indirectly, to amend or waive any provision of this paragraph (including this sentence), or (y) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph; provided, that notwithstanding the foregoing or anything in this Agreement to the contrary, nothing in this Agreement shall restrict you from confidentially making a bona fide proposal to the board of directors of the Company with respect to a Transaction, and which is reasonably intended and structured so as to not require the Company to make a public announcement regarding such proposal.

10. You understand, acknowledge and agree that neither the Company nor any other Person who provides Confidential Information to you pursuant to this Agreement (collectively, the “Disclosing Parties”) is making any representation or warranty, expressed or implied, as to the accuracy or completeness of the Confidential Information or of any other information concerning the Company, the Transaction, or any other matter, in each case provided or prepared by or for the Disclosing Parties, and none of the Disclosing Parties will have any liability to you or any other Person resulting from or relating to your or their use of the Confidential Information or any of such other information. You agree that in determining to enter into and perform this Agreement you are not relying upon any representation, statement, promise, commitment, understanding or agreement made by or on behalf of the Company or any other Person, except as expressly set forth herein. Only those representations or warranties that are expressly set forth in a Transaction Agreement when, as and if duly executed and delivered by all parties thereto, and subject to such limitations and restrictions as may be expressly agreed in such Transaction Agreement, shall have any legal effect.

11. You understand and agree that (other than this Agreement) no contract, agreement or understanding with respect to the Transaction exists nor shall one be deemed to exist between you and the Company unless and until a Transaction Agreement has been duly executed and delivered by all parties thereto, and you hereby waive, in advance, any claims (including, without limitation, claims for breach of contract) in connection with the Transaction unless and until a Transaction Agreement has been duly executed and delivered by all parties thereto. You also agree that neither the Company nor any Disclosing Party will have any obligation of any kind whatsoever with respect to the Transaction by virtue of this Agreement or any other written or oral expression with respect to the Transaction except (i) in the case of this Agreement, for the matters specifically agreed to herein and (ii) upon execution of the Transaction Agreement to the extent expressly set forth therein. You further understand and agree that:

(a) the Company shall have sole discretion in determining the process for the Transaction;

(b) any procedures relating to the Transaction may be changed at any time without notice to you or any other Person; and

(c) the Company may postpone or abandon its efforts to engage in the Transaction at any time without any notice to you.

12. You understand, acknowledge and agree that any disclosure, use or misappropriation of any Confidential Information in violation of this Agreement would cause the Company irreparable harm, the amount (but not the certainty) of which would be difficult to ascertain. You agree that the Company, in addition to any other remedies available to it, shall be entitled to equitable relief, including temporary restraining orders and preliminary and permanent injunctions, in the event of a breach by you or your Representatives (either actual or threatened) of this Agreement (without necessity of posting any bond or other security or proving special damages) and that you shall not oppose the granting of such relief.

13. To the extent that any Confidential Information includes materials or other information that may be subject to attorney-client privilege, work product doctrine or any other applicable privilege or doctrine providing immunity from disclosure, you acknowledge and agree that you and the Company have a commonality of legal interest with respect to such matters, and agree that it is your mutual desire, intention and understanding that the sharing of such materials and other information is not intended to, and shall not, affect the confidentiality of any of such materials or other information or waive or diminish the continued protection of any of such materials or other information under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine providing immunity from disclosure. Accordingly, all Confidential Information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine providing immunity from disclosure shall remain entitled to protection thereunder and shall be entitled to protection under the common interest doctrine, and you agree to take all commercially reasonable measures to preserve, to the fullest extent possible, the applicability of all such privileges and doctrines, and you further agree that you will cooperate with the Company in efforts by it to preserve, to the fullest extent possible, the applicability of all such privileges and doctrines.

14. No provision of this Agreement can be waived or amended except by written consent of the Company. It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof.

15. You understand that the Company and the Company’s board of directors as of the date hereof (the “Board”) are represented in connection with the Transaction by Ropes & Gray LLP (“R&G”). If at any time you are or have been a client of R&G or of any other counsel to the Company or the Board, you hereby irrevocably waive any conflicts that may arise in connection with R&G or any other counsel to the Company and Board representing the Company and the Board in connection with the Transaction, and any conflicts that may arise in connection with R&G or any other counsel to the Company and the Board representing the Board (or the former securityholders of the Company) after the closing of the Transaction (the “Closing”), including without limitation in connection with any negotiation, arbitration, mediation, litigation or other proceeding in any way related to a dispute with you and/or the Company, on the one hand, and the Board (or the former securityholders of the Company), on the other hand, even if your and the Company’s interests then would be directly adverse to those of the Board or the former securityholders of the Company in connection therewith. You understand and agree that if the Transaction is consummated, the Transaction Agreement will contain provisions confirming and implementing these waivers, as well as provisions confirming that the attorney-client privilege, work product protection and expectation of client confidence with respect to any matters or materials relating to the Transaction Agreement or the transactions contemplated thereby shall belong solely to the Board. You represent and warrant that you have consulted with independent counsel of your choosing before agreeing to this Agreement, including to this Section 15 and the waivers contained therein, and that such counsel have explained to, and that you understand, the potential consequences of your agreement.

16. This Agreement is for the benefit of the Company and the other Disclosing Parties (and with respect to Section 15, R&G and the other counsel referred to therein), and shall bind and inure to the benefit of the parties and their respective successors and assigns (provided, however, that you may not assign this Agreement or any rights or obligations hereunder, without the Company’s prior written consent, failing which such purported assignment shall be null and void).

17. This Agreement, and any action arising out of or relating to this Agreement, its negotiation, validity, performance or breach, or the transactions contemplated hereby or the rights and obligations of the parties (whether sounding in contract, tort, statute or otherwise, and whether at law or in equity), shall be governed by and construed and enforced in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. You and the Company each irrevocably: (i) consent to the exclusive jurisdiction and venue of the state and federal courts sitting in New York, New York in any such action, (ii) agree that such courts are convenient forums for that purpose, and shall not seek to dismiss, transfer or remove such action to any other forum on grounds of lack of personal jurisdiction, improper venue, forum non conveniens or any similar doctrine, (iii) consent to service of process in any such action effected by delivery via nationally recognized overnight courier service, addressed to you or the Company, as applicable, at such party’s address set forth above, in addition to any other method of service provided by applicable law, (iv) agree that such service of process shall be valid and (v) agree that such action shall be commenced and determined only in such courts. Notwithstanding the foregoing, actions or proceedings may be commenced in any jurisdiction to enforce or satisfy orders or judgments of such courts.

18. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND AGREE THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION DESCRIBED IN SECTION 17 HEREOF. THE PARTIES AGREE THAT EITHER OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH ACTION AND THAT ANY SUCH ACTION WILL INSTEAD BE TRIED BY A JUDGE SITTING WITHOUT A JURY.

19. Your obligations under this Agreement, except: (i) the obligations with respect to any Confidential Information retained pursuant to Section 5 hereof, (ii) to the extent that any portion of the Confidential Information constitutes a “trade secret” under applicable law, the terms and conditions of this Agreement as to such portion of Confidential Information shall survive such termination for as long as that portion remains a trade secret, and (iii) as described in Sections 13, 14, 15, 16, 17 and 18 hereof and this Section 19, shall terminate two (2) years from the date hereof provided that such termination shall not relieve you of liability for breach by you or your Representatives prior to termination.

20. Each party represents and warrants that this Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against such party in accordance with its terms.

21. This Agreement constitutes the entire agreement of the parties with respect to its subject matter and supersedes any prior or contemporaneous oral or written agreements or understandings with respect thereto. This Agreement may be signed by facsimile or electronic delivery in .pdf format and may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

[Signature page follows]

This Agreement is being delivered to you in duplicate. Kindly execute and return one copy of this Agreement, which will constitute our agreement with respect to the subject matter of this Agreement.

Very truly yours,

Dunkin’ Brands Group, Inc.

By:	/s/ W. David Mann
Name:	W. David Mann
Title:	SVP, Chief Legal Officer

Accepted and Agreed To:

Inspire Brands, Inc.

By:	/s/ Nils H. Okeson
Name:	Nils H. Okeson
Title:	General Counsel

Accepted and Agreed Solely As To Sections 7 and 9:

Roark Capital Management, LLC

By:	/s/ Stephen Aronson
Name:	Stephen Aronson
Title:	General Counsel and Managing Director